UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 6
TO
SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934

Actions Semiconductor Co., Ltd

(Name of the Issuer)

Actions Semiconductor Co., Ltd
Supernova Investment Ltd.
Starman Limited
Surrey Glory Investments Inc.
Tongtong Investment Holding Co., Ltd.
Perfectech Int'l Ltd.
Allpremier Investment Limited
Octovest International Holding Co., Ltd.
Ventus Corporation
Middlesex Holdings Corporation Inc
Rich Dragon Consultants Limited
Nutronics Technology Corporation
Uniglobe Securities Limited
New Essential Holdings Limited
Embona Holdings (Malaysia) Limited
Suffolk Dragon Ventures Ltd
Top Best Development Limited

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.000001 per share
American Depositary Shares, each representing six Ordinary Shares

(Title of Class of Securities)

00507E107

(CUSIP Number)

Actions Semiconductor Co., Ltd. No. 1, Ke Ji Si Road, Technology Innovation Coast of Hi-Tech Zone Zhuhai, Guangdong, 519085 The People’s Republic of China Tel: (86) 756 339 2353	Supernova Investment Ltd. Room 906, No. 2, Lane 150, Sec. 5 Xinyi Road, Xinyi District Taipei City 110 Taiwan (Republic of China) Tel: (886) 227 585 565

With copies to:

Julian Lin Jones Day 31st Floor, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong Tel: (852) 3189-7282	Virginia Tam K&L Gates 44th Floor, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong Tel: (852) 2230-3535

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	The filing of a registration statement under the Securities Act of 1933.
☐	A tender offer
☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$33,405,139	$3,364

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $0.366 for 90,390,488 issued and outstanding ordinary shares of the issuer (including shares represented by the American depositary shares (“ADS”)) subject to the transaction, (b) the product of 529,200 ordinary shares issuable under relevant outstanding options multiplied by $0.80 per ADS (which is the difference between $2.20 per ADS merger consideration and the exercise price of $1.40 per share, and (c) the product of 522,000 ordinary shares issuable under relevant restricted share units multiplied by $2.20 per ADS (which is the per ADS merger consideration) (the “Transaction Valuation”).
**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, was calculated by multiplying the Transaction Valuation by 0.0001007.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

TABLE OF CONTENTS

Page
Item 15 Additional Information	1
Item 16 Exhibits	2

i

INTRODUCTION

This Amendment No. 6 (“Final Amendment”) to Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Actions Semiconductor Co., Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value $0.000001 per share (each, a “Share” and collectively, the “Shares”), including the Shares represented by the American depositary shares, each representing six Shares (“ADSs”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Supernova Investment Ltd., an exempted company with limited liability incorporated under the laws of the Republic of Mauritius (“Parent”); (c) Starman Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and wholly-owned by Parent (“Merger Sub”); (d) Surrey Glory Investments Inc., (e) Tongtong Investment Holding Co., Ltd., (f) Perfectech Int'l Ltd., (g) Allpremier Investment Limited, (h) Octovest International Holding Co., Ltd., (i) Ventus Corporation, (j) Middlesex Holdings Corporation Inc, (k) Rich Dragon Consultants Limited, (l) Nutronics Technology Corporation, (m) Uniglobe Securities Limited, (n) New Essential Holdings Limited, (o) Embona Holdings (Malaysia) Limited, (p) Suffolk Dragon Ventures Ltd, and (q) Top Best Development Limited. Filing Persons (b) and (d) through (q) are collectively referred to herein as the “Buyer Group.” This Amendment amends and restates in its entirety information set forth in the Transaction Statement.

The Transaction Statement relates to the agreement and plan of merger, dated as of September 12, 2016, by and among Parent, Merger Sub, and the Company (the “Merger Agreement”), pursuant to which Merger Sub was merged with and into the Company with the Company continuing as the surviving company (the “Merger”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.

All information contained in this Final Amendment concerning each Filing Person has been supplied by such Filing Person.

Item 15	Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On December 9, 2016, at 2:00 pm (Hong Kong time), an extraordinary general meeting of shareholders of the Company was held at 8F, No. 437, Ruiguang Road, Neihu District, Taipei, Taiwan. At the extraordinary general meeting, the shareholders of the Company voted to authorize and approve the merger agreement, the plan of merger substantially in the form attached as Annex C to the merger agreement (the “Plan of Merger”), and the transactions contemplated by the merger agreement, including the merger.

On December 9, 2016, the Company filed the Plan of Merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Register of Companies as of December 9, 2016, pursuant to which the merger will become effective on December 16, 2016.

At the effective time of the merger, each of the Shares (including Shares represented by ADS) issued and outstanding immediately prior to the effective time of the merger will be cancelled in exchange for the right to receive $0.366 per Share or $2.20 per ADS surrendered for cancellation, in each case, in cash, without interest and net of any applicable withholding taxes, except for the Rollover Shares, the Excluded Shares, and the Dissenting Shares. Each Excluded Share (including ADSs that represent Excluded Shares) issued and outstanding immediately prior to the effective time of the merger, will be cancelled and will cease to exist, and no consideration will be delivered with respect thereto. Each Rollover Share (including ADSs that represent such Shares) issued and outstanding immediately prior to the effective time of the merger, will continue to exist and automatically become one validly issued, fully paid and non-assessable ordinary share in the Surviving Company, without payment of any consideration or distribution therefor. The Company did not receive any notice of objection from any shareholder prior to the vote to approve the merger, which is required for exercising any dissenter rights. Each Option and Vested RSU issued and outstanding prior to the effective time of the merger will be cancelled and will hereafter represent only the right to receive the applicable payment set forth in Merger Agreement.

In addition, immediately after the effective time of the merger, each Unvested RSU of the Company under the Company’s Equity Performance Incentive Plan adopted in 2007, will be assumed by the Surviving Company from and after the effective time of the merger, in accordance with the terms and conditions of such plan.

As a result of the merger, the ADSs will no longer be listed on any securities exchange or quotation system, including the Nasdaq Stock Market (“NASDAQ”). The Company requested that NASDAQ file a Form 25 with the SEC notifying the SEC of the delisting of the Company’s ADSs on NASDAQ and the deregistration of the Company’s registered securities. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. In addition, the Company intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 16	Exhibits

(a)-(1)*	Proxy Statement of the Company dated November 7, 2016 (the “Proxy Statement”).
(a)-(2)	Letter to Shareholders, incorporated herein by reference to the Proxy Statement.
(a)-(3)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a)-(4)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.
(a)-(5)	Form of ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.
(a)-(6)	Press Release issued by the Company, dated September 12, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on September 13, 2016.
(c)-(1)	Opinion of Houlihan Lokey (China) Limited dated September 12, 2016, incorporated herein by reference to Annex B of the Proxy Statement.
(c)-(2)*	Discussion Materials prepared by Houlihan Lokey (China) Limited for discussion with the Special Committee, dated August 1, 2016.
(c)-(3)*	Discussion Materials prepared by Houlihan Lokey (China) Limited for discussion with the Special Committee, dated September 12, 2016.
(d)-(1)	Agreement and Plan of Merger, dated as of September 12, 2016, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.
(d)-(2)	Support Agreement, dated as of September 16, 2016, by and among Parent and the Rollover Shareholders, incorporated herein by reference to Annex E to the Proxy Statement.
(d)-(3)	Joint Filing Agreement, dated May 18, 2016, by and between Surrey Glory, Supernova, Tongtong, Perfectech, Allpremier, and Octovest, and their respective controlling persons, incorporated herein by reference to Exhibit 7.01 to Schedule 13D filed by Surrey Glory, Supernova, Tongtong, Perfectech, Allpremier and Octovest and their respective controlling persons on May 23, 2016.
(d)-(4)	Consortium Agreement, dated as of May 18, 2016, by and between Surrey Glory, Supernova, Tongtong, Perfectech, Allpremier, and Octovest, incorporated herein by reference to Exhibit 7.02 to Schedule 13D filed by Surrey Glory, Supernova, Tongtong, Perfectech, Allpremier and Octovest and their respective controlling persons on May 23, 2016.
(d)-(5)	Proposal Letter to Board of Directors of the Company from Supernova, dated May 19, 2016, incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed by Surrey Glory, Supernova, Tongtong, Perfectech, Allpremier and Octovest and their respective controlling persons on May 23, 2016.

(d)-(6)	Deed of Adherence to the Consortium Agreement, dated July 8, 2016, by and between Middlesex, Rich Dragon, Nutronics, and Uniglobe, incorporated herein by reference to Exhibit 7.04 to Schedule 13D filed by Surrey Glory, Supernova, Tongtong, Perfectech, Allpremier, Octovest, Middlesex, Rich Dragon, Nutronics and Uniglobe and their respective controlling persons on July 11, 2016.
(d)-(7)	Joinder Agreement to the Joint Filing Agreement, dated July 8, 2016, by and between Surrey Glory, Supernova, Tongtong, Perfectech, Allpremier, Octovest, and their respective controlling persons, and Middlesex, Rich Dragon, Nutronics, Uniglobe, and their respective controlling persons, incorporated herein by reference to Exhibit 7.05 to Schedule 13D filed by filed by Surrey Glory, Supernova, Tongtong, Perfectech, Allpremier, Octovest, Middlesex, Rich Dragon, Nutronics and Uniglobe and their respective controlling persons on July 11, 2016.
(d)-(8)	Deed of Adherence to the Consortium Agreement, dated August 15, 2016, by and between New Essential, Embona Malaysia, Suffolk, and Top Best, incorporated herein by reference to Exhibit 7.06 to Schedule 13D filed by Surrey Glory, Supernova, Tongtong, Perfectech, Allpremier, Octovest, Middlesex, Rich Dragon, Nutronics, Uniglobe, New Essential, Embona Malaysia, Suffolk and Top Best and their respective controlling persons on August 22, 2016.
(d)-(9)	Joinder Agreement to the Joint Filing Agreement, dated August 15, 2016, by and between Surrey Glory, Supernova, Tongtong, Perfectech, Allpremier, Octovest, Middlesex, Rich Dragon, Nutronics, Uniglobe, and their respective controlling persons, and New Essential, Embona Malaysia, Suffolk, Top Best, and their respective controlling persons, incorporated herein by reference to Exhibit 7.07 to Schedule 13D filed by Surrey Glory, Supernova, Tongtong, Perfectech, Allpremier, Octovest, Middlesex, Rich Dragon, Nutronics, Uniglobe, New Essential, Embona Malaysia, Suffolk and Top Best and their respective controlling persons on August 22, 2016.
(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.
(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the Proxy Statement.
(g)	Not applicable.

*	Previously filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: December 16, 2016

Actions Semiconductor Co., Ltd.

By:	/s/ Yu-Hsin, LIN Name: Yu-Hsin (Casper), Lin Title: Special Committee Chairman

Supernova Investment Ltd.

By:	/s/ Hsuan-Wen, CHEN Name: Hsuan-Wen (Niccolo), Chen Title: Sole Director

Starman Limited

By:	/s/ Hsuan-Wen, CHEN Name: Hsuan-Wen (Niccolo), Chen Title: Sole Director

Surrey Glory Investments Inc.

By:	/s/ Yung Sen, CHANG Name: Yung Sen, Chang Title: Sole Director

Tongtong Investment Holding Co., Ltd.

By:	/s/ Yun-Chin, LEE Name: Yun-Chin, Lee Title: Sole Director

Perfectech Int'l Ltd.

By:	/s/ Lewis Chi-Tak, LO Name: Lewis Chi-Tak, Lo Title: Sole Director

Allpremier Investment Limited

By:	/s/ Yingna, MA Name: Yingna, Ma Title: Sole Director

Octovest International Holding Co., Ltd.

By:	/s/ I-Ming, PAN Name: I-Ming, Pan (aka Robin Pan) Title: Sole Director

Ventus Corporation

By:	/s/ Hsin, TANG Name: Hsin, Tang Title: Sole Director

Middlesex Holdings Corporation Inc

By:	/s/ Yung-Chieh, LIN Name: Yung-Chieh, Lin Title: Sole Director

Rich Dragon Consultants Limited

By:	/s/ Jr-Neng, CHANG Name: Jr-Neng, Chang Title: Sole Director

Nutronics Technology Corporation

By:	/s/ Fu Chi, LEE Name: Fu Chi, Lee Title: Sole Director

Uniglobe Securities Limited

By:	/s/ Chun Mei CHEN De Chang Name: Chun Mei Chen De Chang Title: Sole Director

New Essential Holdings Limited

By:	/s/ Sui Gin, CHANG Name: Sui Gin, Chang Title: Sole Director

Embona Holdings (Malaysia) Limited

By:	/s/ Chia-Wen, YEH Name: Chia-Wen, Yeh Title: Sole Director

Suffolk Dragon Ventures Ltd

By:	/s/ Shu-Lin, CHEN Name: Shu-Lin, Chen Title: Sole Director

Top Best Development Limited

By:	/s/ Li-Li, YEH HSU Name: Li-Li, Yeh Hsu Title: Sole Director

Exhibit Index

(a)-(1)*	Proxy Statement of the Company dated November 7, 2016 (the “Proxy Statement”).
(a)-(2)	Letter to Shareholders, incorporated herein by reference to the Proxy Statement.
(a)-(3)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a)-(4)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.
(a)-(5)	Form of ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.
(a)-(6)	Press Release issued by the Company, dated September 12, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on September 13, 2016.
(c)-(1)	Opinion of Houlihan Lokey (China) Limited dated September 12, 2016, incorporated herein by reference to Annex B of the Proxy Statement.
(c)-(2)*	Discussion Materials prepared by Houlihan Lokey (China) Limited for discussion with the Special Committee, dated August 1, 2016.
(c)-(3)*	Discussion Materials prepared by Houlihan Lokey (China) Limited for discussion with the Special Committee, dated September 12, 2016.
(d)-(1)	Agreement and Plan of Merger, dated as of September 12, 2016, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.
(d)-(2)	Support Agreement, dated as of September 16, 2016, by and among Parent and the Rollover Shareholders, incorporated herein by reference to Annex E to the Proxy Statement.
(d)-(3)	Joint Filing Agreement, dated May 18, 2016, by and between Surrey Glory, Supernova, Tongtong, Perfectech, Allpremier, and Octovest, and their respective controlling persons, incorporated herein by reference to Exhibit 7.01 to Schedule 13D filed by Surrey Glory, Supernova, Tongtong, Perfectech, Allpremier and Octovest and their respective controlling persons on May 23, 2016.
(d)-(4)	Consortium Agreement, dated as of May 18, 2016, by and between Surrey Glory, Supernova, Tongtong, Perfectech, Allpremier, and Octovest, incorporated herein by reference to Exhibit 7.02 to Schedule 13D filed by Surrey Glory, Supernova, Tongtong, Perfectech, Allpremier and Octovest and their respective controlling persons on May 23, 2016.
(d)-(5)	Proposal Letter to Board of Directors of the Company from Supernova, dated May 19, 2016, incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed by Surrey Glory, Supernova, Tongtong, Perfectech, Allpremier and Octovest and their respective controlling persons on May 23, 2016.
(d)-(6)	Deed of Adherence to the Consortium Agreement, dated July 8, 2016, by and between Middlesex, Rich Dragon, Nutronics, and Uniglobe, incorporated herein by reference to Exhibit 7.04 to Schedule 13D filed by Surrey Glory, Supernova, Tongtong, Perfectech, Allpremier, Octovest, Middlesex, Rich Dragon, Nutronics and Uniglobe and their respective controlling persons on July 11, 2016.
(d)-(7)	Joinder Agreement to the Joint Filing Agreement, dated July 8, 2016, by and between Surrey Glory, Supernova, Tongtong, Perfectech, Allpremier, Octovest, and their respective controlling persons, and Middlesex, Rich Dragon, Nutronics, Uniglobe, and their respective controlling persons, incorporated herein by reference to Exhibit 7.05 to Schedule 13D filed by filed by Surrey Glory, Supernova, Tongtong, Perfectech, Allpremier, Octovest, Middlesex, Rich Dragon, Nutronics and Uniglobe and their respective controlling persons on July 11, 2016.
(d)-(8)	Deed of Adherence to the Consortium Agreement, dated August 15, 2016, by and between New Essential, Embona Malaysia, Suffolk, and Top Best, incorporated herein by reference to Exhibit 7.06 to Schedule 13D filed by Surrey Glory, Supernova, Tongtong, Perfectech, Allpremier, Octovest, Middlesex, Rich Dragon, Nutronics, Uniglobe, New Essential, Embona Malaysia, Suffolk and Top Best and their respective controlling persons on August 22, 2016.

(d)-(9)	Joinder Agreement to the Joint Filing Agreement, dated August 15, 2016, by and between Surrey Glory, Supernova, Tongtong, Perfectech, Allpremier, Octovest, Middlesex, Rich Dragon, Nutronics, Uniglobe, and their respective controlling persons, and New Essential, Embona Malaysia, Suffolk, Top Best, and their respective controlling persons, incorporated herein by reference to Exhibit 7.07 to Schedule 13D filed by Surrey Glory, Supernova, Tongtong, Perfectech, Allpremier, Octovest, Middlesex, Rich Dragon, Nutronics, Uniglobe, New Essential, Embona Malaysia, Suffolk and Top Best and their respective controlling persons on August 22, 2016.
(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.
(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the Proxy Statement.
(g)	Not applicable.

*	Previously filed